Exhibit 99.2

Press Release

Elisabeth Moreno to join Sanofi’s Diversity, Equity and Inclusion Board

Paris, April 17, 2023. Sanofi announces the appointment of Elisabeth Moreno, former French Minister for Gender Equality, Diversity and Equal opportunities, to its Diversity, Equity and Inclusion (DE&I) Board for the next three years. Created in 2022 at the executive level with the aim to accelerate Sanofi’s DE&I agenda globally, this advisory council’s role is to support Sanofi’s DE&I strategy, to monitor progress on the company’s 2025 goals and to advise on how to amplify its impact in this space.

Elisabeth Moreno

“By valuing diversity, equity and promoting inclusion, organizations can foster a sense of belonging among all employees, create a more innovative work environment and better serve their customers. I am happy to join an international organization that can impact millions of people across the planet not only using science to improve lives but also spreading values to inspire its employees and ecosystem. Together with Caroline Casey and Rohini Anand, I will bring my expertise to support Sanofi’s executive team think and implement its strategy to build a more resilient, sustainable and inclusive business through responsible initiatives with positive economic, social and environmental impact.”

Elisabeth Moreno brings a strong corporate experience, as she worked in various industries and fast paced international environments, such as France Télécom (now Orange), Dell and Lenovo. One of her latest positions was Lead for the African continent organization at Hewlett Packard. In 2020, she was appointed by the President of the French Republic, Emmanuel Macron, as Minister for Gender Equality, Diversity and Equal opportunities in the French government, where she successfully introduced a bill intended to protect victims of domestic violence and another one to promote women economic emancipation and a law to protect victims of conversion therapies. In 2021, she launched a platform to fight discrimination together with the Advocate of Human Rights.

With the appointment of Elisabeth Moreno and alongside with award-winning social entrepreneur Caroline Casey and DE&I pioneer and renowned thought-leader Dr. Rohini Anand, Sanofi’s DE&I Board comprises three of the most influential voices in the DE&I space. This advisory council also features Sanofi CEO Paul Hudson, five Sanofi Executive Committee members, Sanofi’s Chief Diversity Officer and representation from our global Employee Resource Groups.

About Sanofi’s DE&I strategy

Sanofi’s ambitious DE&I strategy was launched in June 2021 with set objectives toward 2025, built around three key pillars: building representative leadership, creating a work environment where employees can bring the best of their whole selves and engaging with the company’s diverse communities.

Earlier this year, Sanofi announced at the 53rd Annual Meeting of the World Economic Forum in Davos the launch of the Sanofi NextGen Scholarship, its first global higher education scholarship program for people from numerous communities underrepresented in healthcare professions.

Read more information on Sanofi’s DE&I strategy here.

Read more information on Sanofi’s NextGen Scholarship program and its signature DE&I initiative called ‘A Million Conversations’ here.

About Sanofi

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We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Relations médias

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

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